Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year-Ended December 31,					Six Months June
	2007	2008		2009		30, 2010
Earnings
Income from continuing operations	$248,378	$91,392		$42,304		$5,832
Fixed charges	—	31,113		13,539		9,459
Total earnings	$248,378	$122,505		$55,843		$15,291

Fixed Charges
Interest Expense	$—	$31,038		$13,458		$7,136
Estimated interest portion within rental expense	—	75		81		45
Write-off of deferred financing costs	—	—		—		2,278
Total fixed charges	$—	$31,113		$13,539		$9,459

Ratio of earnings to fixed charges	—	3.9	x	4.1	x	1.6	x